

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 27, 2015

Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, TX 77057

> **Re:** **Vanguard Natural Resources, LLC**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed August 20, 2015**
> **File No. 333-204696**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Response Dated August 20, 2015**
> **File No. 1-33756**

Dear Mr. Smith:

We have reviewed your amended registration statement and your response dated August 20, 2015, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2015 letter.

Amendment No. 4 to Registration Statement on Form S-4

Material U.S. Federal Income Tax Consequences of the Merger, page 194

1. We note your response to our prior comment and filed Exhibits 8.1 and 8.2. However, your disclosure continues to state that counsel for you and counsel for LRE "[know] of no reason that [they] would not be able to deliver the opinion[s]" stating

the conclusions outlined on pages 194 and 195 of Amendment No. 3 to your Form S-4. This disclosure appears inconsistent with the filed tax opinions. Please revise accordingly.

Form 10-K for Fiscal Year Ended December 31, 2014

Response Dated August 20, 2015

2.   It is our understanding, based upon our telephone conference on August 26, 2015 that your policy, going forward, will be to not include "dropped" PUDS in your ceiling tests or depletion calculation at the end of the quarter in which you drop those quantities. Please confirm that our understanding is correct.

For questions regarding comments on engineering matters, you may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. If you have questions regarding comments on the financial statements and related matters, you may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Douglas V. Getten
        Paul Hastings LLP